EXHIBIT 2.2


                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20429
                      -------------------------------------
                                    FORM F-4

                                QUARTERLY REPORT

                               UNDER SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        FOR QUARTER ENDED MARCH 31, 1997

                      FDIC INSURANCE CERTIFICATE NO. 26481

                           FALMOUTH CO-OPERATTVE BANK
                                  MASSACHUSETTS
                                   04-1299490
                 20 DAVIS STRAITS, FALMOUTH, MASSACHUSETTS 02540
                                 (508) 548-3500

INDICATE BY CHECK MARK WHETHER THE BANK (1) HAS FILED ALL REPORTS BY SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE BANK WAS REQUIRED TO FILE SUCH REPORTS).

                              YES [X]  NO [  ]

AND (2) HAS BEEN SUBJECT TO SUCH RILING REQUIREMENTS FOR THE PAST 90 DAYS.

                              YES [X] NO [ ]

                           FALMOUTH CO-OPERATIVE BANK

                                 BALANCE SHEETS

                                                                 DECEMBER 30,       SEPTEMBER 30,
                                                                    1996                 1996
                                                                 (unaudited)
                                                                 -----------         ------------
ASSETS
  Cash and due from banks                                       $ 1,364,052         $ 1,171,761
  Federal  funds  sold                                              861,989           1,583,437
                                                                -----------         -----------
  Total cash and cash  equivalents                                2,226,041           2,755,198
  Investment  securities                                         40,694,887          45,552,649
  Federal  Home Loan Bank  stock,  at cost                          300,900             300,900
  Loans,  net                                                    43,415,470          40,236,846
  Premises  and  equipment                                          696,875             526,061
  Accrued  interest  receivable                                     694,632             746,601
  Cooperative  Central  Bank Reserve Fund Deposit                   285,680             285,680
  Other assets                                                      204,870             112,173
                                                                -----------         -----------
         Total assets                                           $88,519,355         $90,516,108
                                                                ===========         ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
  Demand deposits                                               $ 8,662,618         $ 8,713,244
  Savings and NOW deposits                                       18,902,738          19,660,383
  Time deposits                                                  37,688,456          38,065,803
                                                                -----------         -----------
        Total deposits                                           65,253,812          66,439,430
  Deferred income taxes                                             177,707              49,248
  Other liabilities                                                 109,175             123,608
  Due to broker                                                           -           1,000,000
  Income taxes payable                                               24,127             156,027
  Treasury tax and loan account                                       3,125               4,170
  Employee Stock Ownership Plan loan                                829,208             829,208
                                                                -----------         -----------
         Total liabilities                                       66,397,154          68,601,691
                                                                -----------         -----------
  Stockholder's equity:
   Preferred  stock,  par value $.10 per share,
    authorized  500,000 shares;  none issued
   Common stock, par value $.10 per share,
    authorized 2,500,000 shares;
     issued and outstanding  1,454,750 shares                       145,475             145,475
  Paid-in capital                                                13,601,883          13,598,174
  Retained earnings                                               8,977,473           8,856,291
  Surplus
  Employee Stock  Ownership  Plan loan                             (829,208)           (829,208)
  Net unrealized  holding gain on available-for-sale securities     226,578             143,685
                                                                -----------         -----------
      Total stockholders' equity                                 22,122,201          21,914,417
                                                                -----------         -----------
      Total liabilities and stockholders' equity                $88,519,355         $90,516,108
                                                                ===========         ===========

                           FALMOUTH CO-OPERATIVE BANK

                              STATEMENTS OF INCOME

                                                                                              (Unaudited)
                                                                                    Three Months Ended December 31,
                                                                                  1996                       1995
                                                                              -----------                -----------
INTEREST AND DIVIDEND INCOME:
   Interest and fees on loans                                                 $   852,345                $   711,784
   Interest and dividends on investment securities                                658,087                    534,300
   Interest on short-term investments                                              24,311                     32,153
                                                                              -----------                -----------
          Total interest and dividend income                                    1,534,743                  1,278,237
                                                                              -----------                -----------
INTEREST EXPENSE:
   Interest expense on deposits                                                   703,094                    705,117
   Interest expense on borrowings                                                       -                          -
                                                                              -----------                -----------
          Total interest expense                                                  703,094                    705,117
                                                                              -----------                -----------
          Net interest income                                                     831,649                    573,120
   Provision for possible loan loss                                                     -                      9,000
                                                                              -----------                -----------
          Net interest income after provision for possible
          loan losses                                                             831,649                    564,120
                                                                              -----------                -----------
OTHER INCOME:
   Service Charges                                                                 12,322                     12,838
   Other fee income                                                                 9,115                      8,666
   Other non-interest income                                                       26,567                     23,042
                                                                              -----------                -----------
          Total other income                                                       48,004                     44,546
                                                                              -----------                -----------
OTHER EXPENSE:
   Salaries and employee benefits                                                 315,628                    262,509
   Deposit insurance expense                                                          500                      6,166
   Other real estate owned expense                                                      -                          -
   Data processing expense                                                         29,764                     26,994
   Director's fees                                                                 13,250                     14,450
   Legal and professional fees                                                     62,161                      3,041
   Loss on sales of investment securities, net                                          1                      3,892
   Other operating expenses                                                       155,476                    140,335
                                                                              -----------                -----------
          Total other expense                                                     576,780                    457,387
                                                                              -----------                -----------
          Income before income taxes                                              302,873                    151,279
   Income taxes                                                                   113,100                     54,400
                                                                              -----------                -----------
          Net income                                                              189,773                $    96,879
                                                                              ===========                ===========

                           FALMOUTH CO-OPERATIVE BANK

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)

                                                                                       Net
                                                                                       Unrealized        Employee
                                                                                       Holding           Stock
                                                                                       Gain on           Ownership
                                  Common       Paid-in       Retained                  Available-for     Plan
                                   Stock       Capital       Earnings     Surplus      Sale Securities   Loan             Total
                                  --------   -----------   -----------   -----------   ---------------   ----------    -----------
Balance, September 30, 1995       $      0   $         0   $         0   $ 8,286,070   $  149,216        $       0     $ 8,435,286


Net income                                                                    96,879                                        96,879
Net change in unrealized
   holding gain on available
   for-sale securities                                                                    184,951                          184,951

                                  --------   -----------   -----------   -----------   ---------------   ----------    -----------

Balance, December 31, 1995        $      0   $         0   $         0   $ 8,382,949   $  334,167        $       0     $ 8,717,116
                                  ========   ===========   ===========   ===========   ===============   ==========    ===========

Balance, September 31, 1996       $145,475   $13,598,174   $ 8,856,291   $         0   $  143,685        $(829,208)    $21,914,417
ESOP compensation expense                          3,709                                                                     3,709
Dividends declared                                             (68,591)                                                    (68,591)
Net Income                                                     189,773                                                     189,773
Net change in unrealized
   holding gain on available
   for-sale securities                                                                     82,893                           82,893

                                  --------   -----------   -----------   -----------   ---------------   ----------    -----------
Balance, December 31, 1996        $145,475   $13,601,883   $ 8,977,473   $         0   $  226,578        $(829,208)    $22,122,201
                                  ========   ===========   ===========   ===========   ===============   ==========    ===========

                           FALMOUTH CO-OPERATIVE BANK


                            STATEMENTS OF CASH FLOWS

                                                                                          (unaudited)
                                                                                Three months ended December 31,
                                                                                   1996                   1995
                                                                               -----------              -------
                                                                                                    (in thousands)
Cash flows from operating activities:
  Net Income                                                                   $   189,773              $    97
      Adjustments to reconcile net income to net cash
        provided by (used in) operating activities:
            Disposal of fixed assets                                                 7,461                    -
            Provision for possible loan losses                                           -                    9
            Net (accretion) amortization of investment
               securities                                                           12,801                  (31)
            Amortization of net deferred loan fees                                  13,739                    4
            Loss on sales of investment securities, net                                  1                    4
            Deferred taxes                                                         128,459
            Depreciation                                                            15,673                   14
            Increase in other assets                                               (40,728)                (624)
            Decrease in other liabilities                                         (219,836)                (162)
                                                                               -----------              -------
Net cash provided by (used in) operating activities                                107,343                 (689)
                                                                               -----------              -------
Cash flows from investing activities:
   Purchases of available-for-sale securities                                   (1,279,534)                   -
   Proceeds from sales of available-for-sale securities                            499,999                    -
   Proceeds  from  maturities  of  available-for-sale  securities                2,720,529                    -
   Proceeds from maturities of held-to-maturity securities                       2,059,317                    -
   Purchase of Federal Home Loan Bank Stock                                              -                    -
   Proceeds from the sale of and maturity investment
    securities                                                                           -                5,308
Purchases of investment securities                                                                       (4,258)
Proceeds from principal repayment on mortgage-
  backed investments                                                                     -                   57
Net increase in loans                                                           (3,192,363)              (1,593)
Purchase of premises and equipment                                                (193,948)                  (6)
                                                                               -----------              -------
Net cash provided by (used in) investing activities                                614,000                 (492)
                                                                               -----------              -------
Cash flows from financing activities:
   Proceeds from issuance of common stock                                                0                    -
   Costs related to issuance of common stock                                             0                    -
   ESOP compensation expense                                                         3,709                    -
   Dividends paid                                                                  (68,591)                   -
   Net decrease in deposits, excluding certificate accounts                       (808,271)                (656)
   Proceeds from issuance of certificates of deposits, net
     of payments for maturities                                                   (377,347)                 667
                                                                               -----------              -------
   Net cash provided by (used in) financing activities                          (1,250,500)                  11
                                                                               -----------              -------
Decrease in cash and cash equivalents                                             (529,157)              (1,170)
Cash and cash equivalents at beginning of period                                 2,755,198                3,598
                                                                               -----------
Cash and cash equivalents at end of period                                     $ 2,226,041              $ 2,428
                                                                               ===========              =======

                           FALMOUTH CO-OPERATIVE BANK

                            STATEMENTS OF CASH FLOWS

                                   continued

                                                                                             (unaudited)
                                                                                    Three months ended December 31,
                                                                                1996                            1995
                                                                            -----------                       -------
                                                                                           (in thousands)
Supplemental disclosures:
   Interest paid on deposits                                                $   703,094                       $   705
   Income taxes paid                                                            188,999                            72
   Unrealized gain on securities available-for-sale,
     Net of taxes                                                               226,578                           185

ITEM 1.

                              FINANCIAL STATEMENT

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

     BASIS OF PRESENTATION

     The financial statements of the Falmouth Co-operative Bank (the "Bank") presented herein should be read in conjunction with the financial statements of the Bank as of and for the year ended December 31, 1996. In the opinion of management, the interim financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the three months ended December 31, 1996 and 1995. Interim results are not necessarily indicative of results to be expected for the entire year. Management is required to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ sigrufficantly from those estimates.

ITEM 2.

                          MANAGEMENT'S DISCUSSION AND
                        ANALYSIS OF FINANCIAL CONDITION

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1996 AND SEPTEMBER 30, 1996.

     The Bank's total assets decreased by $2.0 million or 2.2% for the three months ended December 31, 1996 from $90.5 million in September 30, 1996 to $88.5 million at December 31, 1996. Total assets decreased primarily from seasonal savings withdrawals. Total net loans were $43.4 million or 66.6% of total deposits at December 31, 1996 as compared to $40.2 million or 60.6% of total deposits at September 30, 1996, representing an increase of $3.2 million.
Investment securities were $40.7 million or 46.0% of total assets at December 31, 1996 as compared to $45.6 million or 50.4% of total assets at September 30, 1996. The proceeds from maturing securities were primarily redeployed to fund an increased volume of loan production, with the balance allocated to fund savings withdrawals and the remainder placed into short-term securities investments. Total deposits were $65.3 million at December 31, 1996 as compared to $66.4 million at September 30, 1996. Total deposits decreased by $1.1 million for the three months ended December 31, 1996, primarily due to seasonal balances in customer checking accounts. Stockholders' equity was $22.1 million at December 31, 1996 as compared to $21.9 million at September 30, 1996, an increase of $200,000 which was primarily the result of net earnings of $190,000, an increase in the unrealized gain on available-for-sale securities of $83,000, less the cash dividend of $73,000 paid to shareholders of record on December 2, 1996. Stockholders' equity reported at December 31, 1996 included an unrealized gain in available-for-sale securities of $227,000, Employee Stock Ownership Plan Loan of $829,000, Paid-in Capital of $13.6 million and Common Stock, par value $0. 10 per share, of $145,000. The ratio of stockholders' equity to total assets was 24.5% at December 31, 1996 and the book value per share of common stock was $15.21.

COMPARISON OF OPERATING RESULTS

     THREE MONTHS ENDED DECEMBER 31, 1996 AND 1995.

     Net Income. The Bank's net income for the three months ended December 31, 1996 was $190,000 as compared to $97,000 for the three months ended December 31, 1996. The $93,000 increase in net income was primarily the result of a $257,000 increase in interest and dividend income which was partly offset by a $120,000 increase in other expenses and a $59,000 increase in income taxes.

     Interest Income. Total interest and dividend income for the three months ended December 31, 1996 was $1,535,000, an increase of $257,000 as compared to $1,278,000 for the three months ended December 31, 1995. The increase in interest and dividend income was due primarily to a $140,000 increase in interest income on loans and a $116,000 increase in interest and dividends on securities and short-term investments. The increases in interest income on loans and securities was, for the most part, the result of an increase in the volume of loans and securities held.

     Interest Expense. Interest expense for the three months ended December 31, 1996 was $703,000, a decrease of $2,000 as compared to $705,000 for the three months ended December 31, 1995. The decrease in interest expense was due primarily to lower deposit rates paid on certificates of deposit accounts during the period.

     Net Interest Income. Net interest income for the three months ended December 31, 1996 was $832,000 as compared to $573,000 for the three months ended December 31, 1995. The $259,000 increase in net interest income was the result of the increase in interest income on loans and securities that more than offset the interest expense on deposits. The net interest margin for the three months ended December 31, 1996 was 3.90%, an increase of .69% as compared to
3.21 % for the three months ended December 31, 1995. The return on average assets for the three months ended December 31, 1996 was .85%, an increase of
 .32% as compared to .53% for the same period of the prior year. The primary reason for the increase in the return on average assets was the deployment of proceeds from maturing securities into an increased volume of residential loan origination during the quarter ended December 31, 1996.

     Provision for Loan Losses. The provision for possible loan losses for the three months ended December 31, 1996 was zero compared to $9,000 for the three months ended December 31, 1995. The decrease in the amount of provision for possible loan losses was in response to the adequate levels of loan loss reserves maintained by the Bank.

     Non-Interest Income. Non-interest income or other income for the three month ended December 31, 1996 was $48,000 as compared to $45,000 for the three months ended December 31, 1995. The $3,000 increase was due to modest increases in income from service charges and other non-interest income.

     Operating Expenses. Operating expenses for the three months ended December 31, 1996 were $577,000 as compared to $457,000 for the three months ended December 31, 1995. The $120,000 increase was primarily due to an increase in salaries and employee benefits of $53,000, an increase in legal and professional fees of $59,000 an increase in other operating expenses of $15,000, an increase in data processing expense of $3,000 and a loss on the sale of investment securities of $4,000 offset by a decrease in deposit insurance expense of $5,000.

The Falmouth Co-operative Bank is a Massachusetts chartered stock co-operative bank offering traditional financial products and services. The Bank conducts its business through its office located at 20 Davis Straits, Falmouth, Massachusetts and expects to begin branch operation by February of 1997.

                                   SIGNATURES

     Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   FALMOUTH CO-OPERATIVE BANK

Date:     2/6/97                   By:/s/ Santo P. Pasqualucci
     -----------------------          --------------------------------------
                                      Santo P. Pasqualucci
                                      President and Chief Executive Officer

Date:     2/6/97                   By:/s/ George E.Young,III
     -----------------------          ----------------------------
                                      George E.Young,III
                                      Vice President and Treasurer